Exhibit (a)(5)(iii)

FOR:	Jarden Corporation

CONTACT:	Trisha Mount
Senior Vice President
914-967-9400

Investor Relations: Allison Malkin
Press: Alecia Pulman
ICR, Inc.
203-682-8200

FOR IMMEDIATE RELEASE

JARDEN ANNOUNCES PRELIMINARY RESULTS OF ITS

MODIFIED DUTCH TENDER OFFER

RYE, N.Y., March 6, 2012—Jarden Corporation (NYSE: JAH) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 12:00 midnight, New York City time, on Monday, March 5, 2012.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 12,295,239 shares of Jarden’s common stock, par value $0.01 per share, were properly tendered and not properly withdrawn at or below the purchase price of $36.00 per share (or by stockholders electing to tender at the ultimate purchase price selected by Jarden), including 1,539,777 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Jarden expects to acquire approximately 12,295,239 shares of its common stock at a price of $36.00 per share, for an aggregate cost of approximately $442.6 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 13.4 percent of the shares currently outstanding.

The number of shares to be purchased, the purchase price per share and aggregate purchase price are preliminary and subject to change, are based on shares tendered through notice of guaranteed delivery being delivered within the applicable three trading day settlement period (which may not occur) and are subject to verification by the depositary. The final number of shares purchased, the final purchase price per share and aggregate purchase price will be announced following expiration of the guaranteed delivery period and completion of the verification process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

The Company has retained Barclays Capital to act as the dealer manager for the tender offer, which can be contacted at 888-610-5877 (toll free).

About Jarden Corporation:

Jarden Corporation is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. Headquartered in Rye, N.Y., Jarden ranks #379 on the Fortune 500 and has over 23,000 employees worldwide. For in-depth information about Jarden, please visit www.jarden.com.

Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. The “safe harbor” set forth in the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with a tender offer. Such “forward-looking statements” include statements regarding the Company’s earnings per share and adjusted diluted earnings per share, expected or estimated revenue, segment earnings, cash flow from operations, and reorganization and other non-cash charges, the outlook for the Company’s markets and the demand for its products, consistent profitable growth, free cash flow, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies and transportation costs and the Company’s ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company’s stock repurchase program or through any tender offer, our ability to raise new debt, and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its consummated acquisitions. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission.